Exhibit 8

RELATED FUND MANAGEMENT, LLC

60 Columbus Circle

New York, NY 10023

January 15, 2018

Board of Directors

Ladder Capital Corp

345 Park Avenue

New York, NY 10154

Attn: Alan Fishman, Chairman of the Board

Dear Alan:

We are pleased to submit this proposal to acquire all of the outstanding shares of Ladder Capital Corp (the “Company”) for a cash consideration of $15 per share. This proposal represents a premium of more than 10% over the closing price per Class A Share on January 12, 2018 (the last trading day before the delivery of this letter). Key terms of the proposal are summarized below:

1.	Transaction structure. We envision the following steps would occur on the closing date of the acquisition:

•	An acquisition vehicle to be formed by us consummates offers to purchase for cash (a) Class A Shares and (b) Class B Shares (and related LP interests), in each case at $15 per share.

•	The Company issues Class A Shares in exchange for Class B Shares (and related LP interests) pursuant to the terms of the operating partnership agreement.

•	The acquisition vehicle merges into the Company pursuant to DGCL 251(h), as a result of which Class A Shares that were not tendered (including Class A Shares issued in exchange for Class B Shares and LP interests as contemplated by the preceding bullet) get cashed out at the tender price.[1]

2.	Financing. We do not anticipate the need for a financing condition, since we plan to have our financing fully committed at the time we sign the definitive agreement.

3.	Business plans; employees. We intend to continue to expand the current Company platform, particularly with respect to the asset management business, by raising additional capital. We anticipate that we will retain the majority of the Company’s employees.

4.	Conditions. The acquisition would be subject to customary conditions, including that the shares tendered into our offers to purchase for cash, plus the shares rolling over into indirect ownership of the acquisition vehicle, constitute a majority of the outstanding shares.

5.	Tender agreements. We envision that at the time we execute a definitive agreement, certain holders would enter into agreements to tender into the tender offers.

[1]	Before the merger, certain holders (e.g. our affiliate RREF II Ladder LLC) would be given the opportunity to roll their interests into an indirect ownership of the acquisition vehicle.

6.	Advisors, timing and process. We have retained Evercore Group LLC and Sullivan & Cromwell LLP as our advisors on this transaction. We are quite familiar with the Company and are prepared to sign an NDA, complete customary diligence and negotiate a definitive merger agreement in short order. Communications regarding this proposal may be directed to me or to our contacts at Evercore Group LLC or, for legal matters, Sullivan & Cromwell LLP. I will send you their contact information separately.

Nothing in this letter should be considered to constitute a binding obligation or commitment of us to proceed with, or consummate, any transaction. Any transaction among the parties will be subject to, and qualified in its entirety by, the execution and delivery of a mutually acceptable definitive agreement.

We are excited about this opportunity and look forward to working with you toward the completion of a successful transaction.

*        *         *

Sincerely,

/s/ Justin Metz

RELATED FUND MANAGEMENT, LLC
Name: Justin Metz
Title: President

Important Notice

This communication is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any securities, and the offers to purchase described herein have not commenced. If the parties reach agreement and a tender offer for the Class A shares of Ladder Capital Corp. (“Ladder”) is commenced, security holders are advised to read the tender offer statement and related documents (including the offer to purchase, the letter of transmittal and the Ladder solicitation/recommendation statement) when they become available because they will contain important information. In that case, security holders will be able to obtain copies of documents filed with the SEC and related to the tender offer for free at www.sec.gov or from Ladder.